SECURITIES AND EXCHANGE COMMISSION
   Washington, D.C.  20549

   SCHEDULE 13D

   Under the Securities Exchange Act of 1934
   (Amendment No. 2)

   Reading & Bates Corporation
   ____________________________________________________________
   (Name of Issuer)

   Common Stock
   ____________________________________________________________
   (Title of Class and Securities)

   755281 80 5
   ____________________________________________________________
   (CUSIP Number of Class of Securities)

   Den norske Bank AS, Corporate Division, Shipping/Aviation Section, Stranden 21, 0250 Oslo 2, Norway, Attention: Tony Samuelsen, First VP 011-47-22-48-10-50
   ____________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

   Copy to:

   Eduardo R. Vidal
   Skadden, Arps, Slate, Meagher & Flom
   919 Third Avenue
   New York, New York  10022
   (212) 735-3000

   ____________________________________________________________

   May 12, 1994
   ____________________________________________________________
   (Date of Event which Requires
   Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )

   SCHEDULE 13D

   CUSIP No. 755281 80 5          Den norske Bank AS
   ____________________________________________________________
   (1)  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   ____________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   ____________________________________________________________
   (3)  SEC USE ONLY

   OO
   ____________________________________________________________
   (4)  SOURCE OF FUNDS*

   ____________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)

   Norway
   ____________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

   5,223,540 (disclaimed)
   ____________________________________________________________
                             (7)  SOLE VOTING
   NUMBER OF                    16,382,890 (disclaimed)
     SHARES                   ___________________________________
 BENEFICIALLY                (8)  SHARED VOTING POWER
   OWNED BY                     5,223,540 (disclaimed)
     EACH                     ___________________________________
    REPORTING                (9)  SOLE DISPOSITIVE
    PERSON                      0
     WITH                     ___________________________________
                             (10) SHARED DISPOSITIVE POWER
                                16,382,890 (disclaimed)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   29.5%
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   BK
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*


     ITEM 2.   IDENTITY AND BACKGROUND.

               The name of the filer is Den norske Bank AS, a Norwegian bank (the "Filer"). As described in the Filer's
     Schedule 13D filed August 3, 1993 (the "Initial Schedule 13D"), the Filer has outstanding loans (the "Loans") to Dedicated Holdings Ltd., a Liberian corporation ("DHL" and, individually, the "DHL Loan"), Financial Investments Ltd., a Liberian corporation ("FIL"), and Life Line Investments Ltd., a Liberian corporation ("LLI" and, together with DHL and FIL, the "Borrowers"), which owned (prior to the transactions described herein) 2,099,180, 1,464,544 and 3,758,996, respectively, shares of Reading & Bates Corporation's ("R&B") common stock (collectively, the "Pledged R&B Stock"). Each Loan is secured by the Pledged R&B Stock owned by the Borrower thereof.

          The Initial Schedule 13D indicated that, as a result of certain currently existing defaults in respect of the Loans, the Filer has the right to foreclose upon and/or take ownership of, all or some of the Pledged R&B Stock and, from time to time thereafter, sell all or any portion of such stock.

          The Filer is filing this amendment to the Initial Schedule 13D to reflect that, pursuant to the exercise of such rights, the Filer has, in substantially simultaneous transactions effected on May 12, 1994, obtained ownership, pursuant to the Settlement Agreement (as defined below), of the 2,099,180 shares of R&B common stock pledged by DHL as security for the DHL Loan and sold such common stock in a brokered transaction on the New York Stock Exchange.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As described in the Initial Schedule 13D, the Filer acquired its initial interest in the Pledged R&B Stock as security for the Loans. In acquiring temporary ownership of the R&B common stock pledged by DHL, the source of the Filer's funds was the satisfaction of DHL's obligations under the DHL loan, including the obligation to pay to the Filer the principal amount of the loan, accrued and unpaid interest thereon, and other amounts payable to the Filer in respect thereof.

     ITEM 4.   PURPOSE OF TRANSACTION.

          As described in the Initial Schedule 13D, the Filer has acquired its direct and indirect security interests in the Pledged R&B Stock solely as security for loans made by the Filer to the Borrowers and the Borrowers' affiliate's in the ordinary course of the Filer's business. As a consequence of the defaults on the DHL Loan, and for the sole purpose of obtaining repayment thereof, the Filer has, as indicated in Item 2 hereof, obtained ownership of, and sold, the R&B common stock pledged by DHL as security for the DHL Loan. In addition, because of existing defaults on the Loans to LLI and FIL, the Filer may foreclose upon all or some of its remaining security interests at any time (including, without limitation, by taking ownership of all or some of the R&B common stock pledged by LLI and FIL), and may, from time to time thereafter, sell all or any portion of such common stock transferred to the Filer.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The Filer does not directly own any shares of R&B common
     stock.   As indicated in Item 2, immediately upon acquiring the
     R&B common stock pledged by DHL, the Filer sold such shares in a brokered transaction on the New York Stock Exchange on May 12, 1994. The transfer of the R&B common stock from DHL to the Filer was effected through a settlement agreement, dated as of May 12, 1994 (the "Settlement Agreement"), between the Filer and DHL.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following document has been filed herewith as Exhibits hereto:

          The Settlement Agreement, dated as of May 12, 1994, between the Filer and DHL.

                                 *   *   *

                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  May 13, 1994

     Signature:

     DEN NORSKE BANK AS

     By:________________________
        Tony Samuelsen,
        First Vice President
     Exhibit Index
     Exhibit No.         Exhibit

     1                   Settlement Agreement, dated as
                         May 12, 1992, between DHL and
                         Den norske Bank AS